14041308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 53113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harpeth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 West End Avenue, Suite 710
(No. and Street)

Nashville (City) | Tennessee (State) | 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles W. Byrge II (615) 296-9480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550 (Address) | Nashville (City) | Tennessee (State) | 37203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 4 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles W. Byrge II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harpeth Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA C. BATES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

Charles W Byrge
Signature

CEO
Title

Angela C Bates
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- n/a [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARPETH SECURITIES, LLC

TABLE OF CONTENTS

FRASIERDEAN
HOWARDCPAs

February 26, 2014

To the Member of
Harpeth Securities, LLC
Nashville, Tennessee

We have audited the financial statements of Harpeth Securities, LLC for the year ended December 31, 2013, and have issued our report thereon dated February 26, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated January 29, 2013. Professional standards also require that we communicate to you the following information related to our audit.

<u>Significant Audit Findings</u>

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Harpeth Securities, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. However, we are not aware of any significant estimates in the financial statements for the year ended December 31, 2013.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. No such material adjustments were recorded.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the sole member and management of Harpeth Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC

FRASIERDEAN
HOWARDCPAs

INDEPENDENT AUDITOR'S REPORT

To the Member of
Harpeth Securities, LLC
Nashville, Tennessee

We have audited the accompanying financial statements of Harpeth Securities, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harpeth Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 11-21 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 11-21 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 11-21 is fairly stated in all material respects in relation to the financial statements as a whole.

Frasier, Dean + Howard, PLLC

Nashville, Tennessee
February 26, 2014

HARPETH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Assets

Cash and cash equivalents	$ 291,467
Loan receivable from member	120,374
Prepaids	305
Total assets	$ 412,146

Liabilities and Member's Equity

Accounts payable	$ 13,925
Accrued expenses	18,967
Member's equity	379,254
Total liabilities and member's equity	$ 412,146

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2013

Revenues:	$ 1,517,160
Expenses:	
Compensation	1,130,477
Commission expense	227,574
Charitable contribution	50,000
Regulatory fees	27,050
Other	13,147
Office expenses	11,773
Legal and professional	11,500
Seminar and training expense	11,500
Reimbursable expenses	10,092
Management fees	6,000
Taxes	4,625
Business development	1,633
Total expenses	1,505,371
Net income	$ 11,789

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2013

	Member Contributions	Accumulated Earnings	Total Member's Equity
Balances at December 31, 2012	$ 30,094	$ 337,371	$ 367,465
Net income	-	11,789	11,789
Balances at December 31, 2013	$ 30,094	$ 349,160	$ 379,254

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 11,789
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Loan receivable from member	47,574
Accounts payable	594
Accrued expenses	14,758
Net cash provided by operating activities	74,715
Net increase in cash and cash equivalents	74,715
Cash and cash equivalents, beginning of year	216,752
Cash and cash equivalents, end of year	$ 291,467

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority ("FINRA"). It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. At times during the year ended December 31, 2013, the Company maintained cash deposits which may have exceeded federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risks related to cash.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the returns of the members and taxed depending on their tax situations. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification guidance related to unrecognized tax benefits. The guidance clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. This guidance prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no tax penalties or interest reported in the accompanying financial statements. Tax years that remain open for examination include years ended December 31, 2010 through December 31, 2013.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events

The Company evaluated subsequent events through February 26, 2014, when these financial statements were available to be issued. Management of the Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2013.

NOTE 4 – REVENUES

Revenues consist of advisory and capital raising fees relating to the private placement of securities and are generally recognized based on contractual terms. Such services typically require a nonrefundable retainer with additional fees due based upon the completion of a transaction. The Company, at times, receives partial compensation for its services in the form of warrants to purchase shares in various start-up companies. Due to the lack of operating data and start-up nature of these ventures, the Company does not record an asset or commission income until warrants are sold and cash is actually received.

NOTE 5 – RELATED PARTY TRANSACTIONS

Harpeth Capital, LLC provides personnel, office facilities and equipment to the Company under an expense agreement extending for a term of one year ending March 31, 2014. The agreement is renewable every year upon mutual agreement of both parties. Office expense and management fees totaled $11,773 and $6,000, respectively, for the year ended December 31, 2013. Substantially different results could occur if the Company operated independently.

Compensation and commission expenses, when incurred, reflects amounts paid for services rendered by employees of Harpeth Capital, LLC. Commission expense paid to Harpeth Capital, LLC totaled $227,574 during 2013.

Loan receivable from member of $120,374 at December 31, 2013 represents amounts loaned to Harpeth Capital, LLC.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $258,575, which was $253,575 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

HARPETH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Schedule I

Computation of basic net capital requirement:

Total member's equity	$ 379,254
Total nonallowable assets	(120,679)
Net capital, agrees with amount reported in Part IIA of Form X-17a-5 unaudited FOCUS report	$ 258,575
Minimum net capital requirement (6 2/3% of indebtedness)	$ 2,194
Minimum dollar net capital requirement of reporting broker	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 253,575
Net capital less 120% of minimum dollar net capital requirement	$ 252,575

HARPETH SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

HARPETH SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

HARPETH SECURITIES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2013

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2013 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

HARPETH SECURITIES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2013

Not Applicable

FRASIERDEAN
HOWARDCPAs

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Harpeth Securities, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Harpeth Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 •

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 26, 2014

FRASIERDEAN
HOWARDCPAs

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Harpeth Securities, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Harpeth Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Harpeth Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harpeth Securities LLC's management is responsible for the Harpeth Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.[illegible]

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean + Howard, PLLC

Nashville, Tennessee
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33 REV 7/10)

For the fiscal year ended ___

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 3792

B. Less payment made with SIPC-6 filed (exclude interest) (592)

8/1/13

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,200

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ___

F. Total assessment balance and interest due (or overpayment carried forward) $___

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,200

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harpeth Securities

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

VP

(Title)

Dated the 25 day of Feb, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,517,160

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products ______

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation ______

(5) Net gain from securities in investment accounts ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,517,160

2e. General Assessment @ .0025 $ 3792

(to page 1, line 2.A.)